Exhibit 99.2

Spreadtrum Announces Commercial Availability of
its 1GHz TD-SCDMA and EDGE Android 2.3/4.0 Platforms

More than 200 Smartphone Design Wins Lay Foundation for

Second Quarter Volume Shipment

SHANGHAI, CHINA – April 26, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced the commercial availability of the SC8810, Spreadtrum’s 1GHz TD-SCDMA Android platform, and the SC6820, Spreadtrum’s 1GHz EDGE/Wifi Android platform. Both the SC8810 and the SC6820 support Android 2.3 and Android 4.0 designs.

“We have now secured more than 200 design wins for our 1GHz TD-SCDMA and EDGE/WiFi Android platforms, and we are expecting to see volume shipments of more than one million units during the second quarter,” said Dr. Leo Li, president and CEO of Spreadtrum Communications. “With these designs, our customers are targeting a $50-100 retail segment, unsubsidized.”

The SC8810 and SC6820 have been adopted by China and global OEMs on large scale to address the growing demand for low-cost smartphones in China and emerging markets. Both products support both Android 2.3 and Android 4.0 platforms, deliver best-in-class power consumption and demonstrate graphics/web performance on par with globally popular premium smartphone models, while supporting sub-$100 unsubsidized retail price points. The solutions are designed into handsets that are expected to launch commercially starting in May.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to secure design wins for its 1GHz TD-SCDMA and EDGE/WiFi Android platforms; the Company’s expectations with respect to shipping more than one million units of its 1GHz TD-SCDMA and EDGE/WiFi Android platforms during the second quarter of 2012; the growing demand for low-cost smartphones in China and emerging markets; and the Company’s expectations with respect to the commercial launch of handsets incorporating SC8810 and SC6820 solutions starting in May, 2012. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of SC8810 and SC6820; market acceptance of SC8810 and SC6820; continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for Android phones; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148